EXHIBIT (a)(1)(E)


                                      ESAP
                       (Essential Stuff for AT&T People)

                               September 16, 2002

                          * * * SPECIAL EDITION * * *

 Offer to Exchange Outstanding Stock Options for Restricted Stock Units and Cash

Today's special edition is being distributed to all employees in AT&T Business, AT&T Network Services, AT&T Labs, AT&T Consumer, and AT&T Corporate Functions - includes international which also still includes AT&T Latin America since those personnel are still considered AT&T employees for option purposes.

Dear Colleagues,

As you know, the current market price of our stock has fallen below the exercise price for many of our employees' outstanding stock options. It's an issue that is of concern to all employees, including AT&T's senior leadership, as we try to attract and retain the best possible people.

To address this situation, the AT&T Board of Directors has approved an offer to exchange certain outstanding employee AT&T stock options for restricted stock units or cash. This offer is open to all active occupational and A through D level employees, and employees on a company approved leave of absence, in AT&T Business, AT&T Consumer, AT&T Network Services, AT&T Labs, and corporate functions. The offer is not available to AT&T Broadband employees, senior executives and employees who are E-level equivalent or higher, and employees hired on or after February 19, 2002, other than employees who returned to AT&T from Concert.

We are offering eligible employees the opportunity to exchange their outstanding AT&T options granted as part of the "1997 All Employee Stock Option Grant" for a special cash payment, and to exchange their other eligible outstanding options for Restricted Stock Units (RSUs). Each RSU represents a right to receive a share of AT&T's common stock upon vesting. Unlike stock options, which require you to purchase the shares of stock at the exercise price of the option, when an RSU vests, you will automatically receive a share of stock without having to pay any purchase price. If you choose to participate in the offer, the RSUs you receive will vest over a three-year period. However, if your employment with AT&T terminates prior to vesting, all or a portion of the RSUs may be forfeited, depending on the circumstances of your termination.

If you choose to participate in the offer, you must exchange all of your eligible options. Partial exchanges of eligible options will not be accepted. In addition, if you participate in the offer, any stock options granted to by AT&T on March 28, 2002, April

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26, 2002, May 30, 2002, June 28, 2002 or September 30, 2002 will be cancelled and forfeited without exchange or replacement.

You will have until 11:59 p.m. Eastern Time (ET) on Tuesday, October 29, 2002, to accept the offer.

You'll find additional information about how the offer will work in this special edition of ESAP and in the offer documents that will be available for review by all eligible employees through an Offer Web site.

If you have a corporate e-mail ID, the Offer Web site url will be provided in the e-mail message that will be sent to you from AST StockPlan, Inc. beginning on September 16, 2002. Please note that the e-mail message from AST StockPlan, Inc, will have a sender address of ATTpinEmail@aststockplan.com, and a subject line of "Stock Options," so be sure to be on the lookout for this message.

If you don't have a corporate e-mail ID, or if you are on a company approved leave of absence, the offer documents will be mailed to you from Salomon Smith Barney at your address of record beginning on September 16, 2002.

In both cases, the message from AST StockPlan, Inc. will provide you with personal identification numbers (PIN). You will need these PIN numbers in order to view all documentation on the Offer Web site and other key information specific to you. If you do not receive either an e-mail message or a package of offer documents at your address of record by September 24, 2002, you should call 888-828-8678 (U.S.) and 212-615-7889 (outside the U.S.). Please do not call prior to September 24, 2002 to allow time for all mailings to be received and proper set up of your account. Replacement PINs will not be available until after September 24, 2002.

I encourage you to carefully review all of the materials you receive before making a decision, and to discuss your decision with your personal tax or financial advisor if you have questions about your personal tax or financial situation.

If you choose not to participate in the offer, you do not need to take any action - your options will remain outstanding on their existing terms and conditions and will continue to vest in accordance with their existing terms.


Mirian Graddick-Weir
Executive Vice President - Human Resources


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OFFER TO EXCHANGE OUTSTANDING OPTIONS FOR RESTRICTED STOCK UNITS AND CASH

Background:

AT&T is offering eligible employees* the opportunity to receive Restricted Stock Units (RSUs) and/or cash in exchange for certain eligible outstanding stock options awarded under the AT&T 1987 Long Term Incentive Program and the AT&T 1997 Long Term Incentive Program.

* See question one in the Q & A section below for additional information about eligibility.

The following options (excluding Class J Options, as described below) are eligible for exchange for Restricted Stock Units:

** Class A Options - options with an exercise price of $16 or more, but less than $17 per share.

** Class B Options - options with an exercise price of $17 or more, but less than $18 per share.

** Class C Options - options with an exercise price of $18 or more, but less than $20 per share.

** Class D Options - options with an exercise price of $20 or more, but less than $25 per share.

** Class E Options - options with an exercise price of $25 or more, but less than $30 per share.

** Class F Options - options with an exercise price of $30 or more, but less than $35 per share.

** Class G Options - options with an exercise price of $35 or more, but less than $40 per share.

** Class H Options - options with an exercise price of $40 or more, but less than $45 per share.

** Class I Options - options with an exercise price of $45 or more.

In addition, eligible employees have the opportunity to receive a special one-time cash payment in exchange for outstanding options granted as part of the 1997 All Employee Stock Option Grant (referred to as Class J Options).

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In order to participate in the offer, you must exchange all your eligible options - all options that you have in Classes A, B, C, D, E, F, G, H, I and J. Partial exchanges of eligible options will not be accepted. In addition, if you participate in the offer, any stock options granted to by AT&T on March 28, 2002, April 26, 2002, May 30, 2002, June 28, 2002 or September 30, 2002 will be cancelled and forfeited without exchange or replacement.

Eligible employees with valid corporate e-mail IDs will receive an e-mail from ATTpinEmail@aststockplan.com containing the link to the offer documents on the Offer Web site and employee specific PINs for the Offer Web site. All other eligible employees will receive a package containing the offer documents and Offer Web site PINs via mail at their address of record.

The package of offer documents includes a Letter of Transmittal and an AT&T Restricted Stock Unit Award Agreement. You must return both documents to AT&T so they are received by 11:59 p.m. Eastern Time (ET) on October 29, 2002, if you wish to participate in the offer. (Forms received after 11:59 p.m. ET on October 29, 2002, cannot be accepted - even if postmarked before the deadline.)

AT&T encourages you to return these documents via the Web, however, if you do not have Web access you can also return these documents by mail or by fax. More details about these response methods can be found in the offer documents.

Please note, that while you can revoke or re-elect your decision to participate in the offer at any time prior to 11:59 p.m. ET on October 29, 2002, you must make the revocation or re-election using the same response method - either via the Web or by mail or fax - you used when you initially responded to the offer.

How the offer works:

If you participate in the offer and AT&T accepts all tendered options, you will receive Restricted Stock Units, issued under the AT&T 1997 Long Term Incentive Program, for any Class A through I options you tender, and a special cash payment for the Class J options you tender.

The Restricted Stock Units will be subject to forfeiture upon termination of employment in certain circumstances, will vest over three years and may not be transferred. You will not be entitled to voting rights or to receive dividends, notices of meeting, proxy statements and other materials provided to stockholders, until the RSUs vest. When the RSUs vest, you will receive the corresponding shares of stock, which may be transferred and are not forfeitable.

The Special Cash Payment (less applicable tax withholding) will be paid to you promptly following the expiration of the offer through your normal payroll services.

The number of Restricted Stock Units that you receive for your Class A through I Options will be determined by dividing (a) the number outstanding options you have in

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each class by (b) the exchange factor for that class. The total number of
Restricted Stock Units that you receive will be the sum of the Restricted Stock Units calculated for each class, rounded to the nearest whole share.

The following chart lists, for each class of Eligible Option, the range of exercise prices per share and the exchange factor:

                            Range Of Exercise Prices
    Class of Option                Per Share                   Exchange factor
    ---------------      -----------------------------         ---------------

        Class A          $16 or more but less than $17               3.5

        Class B          $17 or more but less than $18                4

        Class C          $18 or more but less than $20                5

        Class D          $20 or more but less than $25                6

        Class E          $25 or more but less than $30               10

        Class F          $30 or more but less than $35               12

        Class G          $35 or more but less than $40               15

        Class H          $40 or more but less than $45               20

        Class I          $45 or more                                 30

The Special Cash Payment that you receive for your Class J options (i.e., options granted to you as part of the AT&T All Employee Stock Option Grant) will be determined by dividing the number of Class J Options you have by 0.5, and then multiplying the result by one U.S. Dollar (U.S. $1.00), rounded to the nearest whole cent.

Examples:

Here are two examples that show how the Offer to Exchange will work if you decide to participate:

1. If you exchange 1,999 eligible Class G options with an exercise price per share of $35, and 475 eligible Class A options with an exercise price per share of $16.50, then:

     the number of eligible Class G Options (1,999) is divided by the exchange factor of 15 (i.e., 15 options tendered and cancelled for every 1 Restricted Stock Unit awarded) resulting in 133.2667 Restricted Stock Units; and

     the number of eligible Class A Options (475) is divided by the exchange factor of 3.5 (i.e., 3.5 options tendered and cancelled for every 1 restricted stock unit awarded), resulting in 135.7143 Restricted Stock Units; and

     you would receive a total of 269 Restricted Stock Units (the sum of 133.2667 + 135.7143 = 268.9810, rounded to 269).

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2. If you exchange 150 eligible Class J Options (i.e., those granted to you as part of the AT&T All Employee Stock Option Grant) then:

     the number of eligible Class J Options (150 shares) is divided by the exchange factor of 0.5, and the result is multiplied by one U.S. Dollar (U.S. $1.00); and

     the amount of the Special Cash Payment is $300.00 ((150/0.5) x $1.00) less applicable tax withholding.

Questions & Answers

Q. Who can participate in the offer?

A. You can participate in the offer if you hold eligible options and are an active employee of AT&T or one of its subsidiaries (except as set forth in the next paragraph), including employees on a company approved leave of absence, on both the date the offer is made and the date the offer expires.

You may not participate if on the date the offer is made or expires, you are an employee of AT&T Broadband or one of its subsidiaries, a senior executive or an employee who is an E-level equivalent or higher with AT&T. In addition, any employees hired on or after February 19, 2002, other than employees returning from Concert, are not eligible to participate in the offer.

Q. How do I find out how many eligible options I have in each Class?

A. You may obtain a summary of your eligible options on the Offer Web Site for the offer at www.aststockplan.com using your specific access codes as mailed to you from AST StockPlan, Inc. For employees without Web access, the stock option recordkeeper, Salomon Smith Barney, can assist you in identifying your eligible options. You can contact them at 888-828-8678 (U.S.) and 212-615-7889 (outside the U.S.) beginning September 24, 2002.

Q. Do I have to tender all my eligible options?

A. You are not required to participate in the offer. However, if you do elect to participate in the offer, you must tender ALL of your eligible options. In addition, any options granted to you on March 28, 2002, April 26, 2002, May 30, 2002, June 28, 2002 or September 30, 2002 will be cancelled and forfeited if you participate in the offer.

Q. How long is the offer available?

A. The offer is available until 11:59 p.m. Eastern Time (ET) on October 29, 2002. You will receive a package of offer documents that will include a Letter of Transmittal and a Restricted Stock Unit Award Agreement. You must return both documents to AT&T so they are received by 11:59 p.m. Eastern Time (ET) on October 29, 2002, in order to participate. (Forms received after 11:59 p.m. ET on October 29, 2002 cannot be accepted - even if postmarked before the deadline.)

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Q. Why are officers and directors excluded?

A. Officers and directors were awarded Restricted Stock Units as part of their 2001 compensation treatment. Therefore, the AT&T Board of Directors felt it was not appropriate to provide them with additional restricted stock units. Officers and directors will continue to bear market risk associated with the performance of AT&T's stock through their stock options currently outstanding and stock options to be granted in the future. Please see the official offer documents for additional information.

Q. What is the vesting period of the Restricted Stock Units I will receive?

A. Subject to your continued employment, the Restricted Stock Units you receive will vest in three annual installments with 25 percent vesting on November 1, 2003, another 25 percent vesting on November 1, 2004, and the final 50 percent vesting on November 1, 2005. Even if your existing options are currently fully vested, the Restricted Stock Units you will receive will vest over this three-year period. If your employment is terminated prior to the final vesting date of the restricted stock units, depending on the circumstances of the termination, all or a portion of your unvested restricted stock units may be subject to forfeiture, in which case you would not receive the related shares of AT&T stock. Refer to the offer document for more detail on how a termination of employment will impact the RSUs.

Q. When will I receive the special cash payment for the Class J Options I exchange?

A. The Special Cash Payment will be made promptly after the offer ends.

Q. What happens to my ineligible stock options?

A. If you hold stock options that are not eligible for exchange in the offer, (for example, stock options awarded under plans of companies acquired by AT&T), they will remain outstanding on the existing terms whether or not you participate in the offer. However, if you participate in the offer, any options that were granted to you on March 28, 2002, April 26, 2002, May 30, 2002, June 28, 2002 or September 30, 2002 will be cancelled and forfeited.

Q. What happens if I elect to participate in the offer, but I am terminated before the expiration date of the offer?

A. To participate in the offer, you must be an active employee (or on a company approved leave of absence) on the date the offer expires. Therefore, if your employment is terminated for any reason by you or AT&T after you elect to participate in the offer and before the offer expires, you will not be eligible to receive the Restricted Stock Units and/or special cash payment and your election to participate in the offer will be automatically cancelled. In this case, your eligible stock options will be treated as if they were never tendered and the applicable termination provisions contained in your original stock option award agreements would apply for each grant.

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Q. What happens if I elect to participate in the offer and then change my mind?

A. You are not required to participate in the offer. If you elect to do so, and then change your mind, you may revoke your participation as long as AT&T receives your withdrawal notice before 11:59 p.m. ET on October 29, 2002, AND you have used the same method (either via Web or by mail or fax) to tender your withdrawal as you did to indicate your participation.

Q. How were the exchange factors determined?

A. Our Board of Directors considered a number of different elements in determining the exchange factors. You should read carefully the discussion of this issue in the Offer to Exchange that will be included in the package of offer documents.

Q. Are there special tax considerations to the offer?

A. If you are a United States taxpayer or resident and you elect to participate in the offer, you will incur no immediate tax consequences from receiving Restricted Stock Units in exchange for your options. When your Restricted Stock Units vest, and related AT&T common shares are distributed, you will be required to recognize ordinary income in an amount equal to the fair market value of those shares as of the date of vesting and distribution, and you will have an income and FICA tax withholding obligation with respect to such income. AT&T will, as is detailed in the offer documents you will receive, use a portion of the shares to satisfy your tax withholding obligation. The special cash payment will be recognized as ordinary income in an amount equal to the gross cash payment as of the date of the payment and you will have an income and FICA tax withholding obligation with respect to such income, which will be deducted from your special cash payment.

If you are an employee located outside of the United States, you may incur adverse tax consequences from receiving Restricted Stock Units in exchange for options. Any special cash payment you receive will be subject to taxation. Please read the offer documents you receive carefully.

AT&T recommends that you consult with your own tax or financial advisor to determine the tax consequences in light of your particular situation, before deciding to participate in the offer.

Q. Does AT&T recommend that I participate in the offer?

A. AT&T is not making any recommendation as to whether or not you should participate in the offer. The decision to accept the offer is a personal one that should be based on your personal situation. You should consult with your personal financial or tax advisor if you have questions about your financial or tax situation.

We have not authorized anyone to make any recommendation on AT&T's behalf as to whether or not you should participate in the offer. You should rely only on the information contained in the offer documents. We have not authorized anyone to

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give you any information or to make any representation in connection with the offer, other than those made in this ESAP and the offer document. If anyone makes any recommendation or gives you any information or representation, you should not rely on that recommendation, information or authorization as having been authorized by AT&T.

If you have questions about which of your stock options are eligible for the Offer, or questions about the Offer Web Site, please contact our stock option recordkeeper, Salomon Smith Barney, beginning September 24, 2002, between the hours of 8:00 A.M. and 6:00 P.M. Eastern Time, Monday through Friday, at:

     888 828 8678 (U.S.)
     212 615 7889 (outside the U.S.)